FORCE FUELS, INC
4360 Campus Drive, Suite 100
Newport Beach, California 92660

February 23, 2010

Mr. Gerard Gibson
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Force Fuels, Inc. Registration Statement on Form S-1 File No. 333-157016

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Ladies and Gentlemen:

Force Fuels, Inc. (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to occur at 2:00 p.m. Eastern Time on February 26, 2010, or as soon thereafter as may be practicable.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and acknowledges that:
  Should the United Stated Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration.

Very truly yours,

FORCE FUELS, INC.

/s/ Oscar Luppi
President and CEO